FORM 5

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C. 20549

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

[ ]     Form 3 Holdings Reported

[ ]     Form 4 Transaction Reported

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940




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1. Name and Address of Reporting Person*/    2. Issuer Name and                      /  6. Relationship of Reporting Person to
                                        /    Ticker or Trading Symbol                /     Issuer (Check all applicable)
Manz,          Thomas                   /                                            /
                                        /    Granite Bay Technologies ("GBAY")       /      X  Director           X  10% Owner
(Last)        (First)    (Middle)       /                                            /     ___ Officer           ___ Other
                                        /                                            /         (give title below)    (specify below)
----------------------------------------/--------------------------------------------/
                                        /                       /                    /
c/o Granite Bay Technologies, Inc.      / 3.IRS Identification  /4. Statement for    /
599 Menlo Drive, Suite 200              / Number of Reporting   /   Month/Year       /
                                        / Person, if an Entity  /                    /
                                        / (voluntary)           /    12/00           /
           (Street)                     /                       /                    /
--------------------------------------- /                       /--------------------/----------------------------------------------
                                        /      --               / 5.If Amendment,    /  7.  Individual or Joint/Group Filing
                                        /                       /   Date of Original /      (Check Applicable Line)
                                        /                       /   (Month/Year)     /
Rocklin,                CA      95765   /                       /                    /  X  Form filed by one Reporting Person
                                        /                       /     *              / ___ Form filed by More than One Reporting
(City)                (State)   (Zip)   /                       /                    /     Person
                                        /                       /                    /
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          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       / 5. Amount of          / 6. Ownership /7.Nature
    of   /      Date      /      Code      /     or Disposed of (D)            /    Securities         /    Form:     /  of
Security /    (Mo/Day/Yr) /    (Instr. 8)  /     (Instr. 3, 4 and 5)           /    Beneficially       /    Direct    /  Indirect
(Inst.3) /                /                /-----------------------------------/    Owned at End of    /    (D) or    /  Beneficial
         /                /                /  Amount  /   (A) or (D) /  Price  /    Issuer's Fiscal    /    Indirect  /  Ownership
         /                /                /          /              /         /    Year (Instr. 3     /    (I)       /  (Instr.4)
         /                /                /          /              /         /    and 4)             /    (Instr.4) /
====================================================================================================================================
         /                /                /          /              /         /                       /              /
         /                /                /          /              /         /                       /              /
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         /                /                /          /              /         /                       /              /
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 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
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1.Title    /2.Conversion/ 3. Trans-/ 4. Trans-/ 5. Number of / 6.Date           / 7.Title        / 8.   / 9.     / 10.     / 11.
   of      /    or      / action   / action   / Derivative   /   Exercisable    /   and          /Price / Number / Owner-  /Nature
Derivative / Exercise   / Date     / Code     / Securities   /   and            /  Amount of     /of    / of     / ship of /of
Security   / Price of   / (Mo./    / (Instr.  / Aquired(A)   /   Expiration     /  Under-        /Deriv-/ Deriv- / Form    /Indirect
(Instr. 3) / Derivative / Day/     /  8)      / or Disposed  /   Date           /  Lying         /ative / ative  / Deriv-  /Bene-
           / Security   / Year)    /          / of (D)       /   (Mo./Day/Yr.)  /  Secur-        /Secur-/ Securi-/ ative   /ficial
           /            /          /          / (Instr. 3,   /                  /  ities         /ity   / ties   / Secur-  /Owner-
           /            /          /          /  4, and 5)   /                  /  (Instr.3      /(Instr/ Benefi-/ ity:    /ship
           /            /          /          /              /                  /   and 4)       /  5)  / cially / Direct  /(Instr.
           /            /          /          /              /                  /                /      / Owned  / (D) or  /  4)
           /            /          /          /              /                  /                /      / at End / Indirect/
           /            /          /          /--------------------------------------------------/      / of Year/ (I)     /
           /            /          /          / (A)  / (D)   / Date   /  Expir-/ Title   / Amount/      / (Instr./ (Instr. /
           /            /          /          /      /       / Exer-  /  ation /         / or    /      /   4)   /   4)    /
           /            /          /          /      /       / cisable/  Date  /         / Number/      /        /         /
           /            /          /          /      /       /        /        /         / Shares/      /        /         /
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  OPTIONS TO   $0.75      12/15/00    A4       10,000           (1)    12/15/05  Common    10,000   --               D         N/A
   PURCHASE                                                                      Stock
 COMMON STOCK
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  WARRANTS TO  $0.75      12/15/00    A4       20,000         12/15/00 12/15/05  Common    20,000   --               D          N/A
   PURCHASE                                                                      Stock
 COMMON STOCK
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  WARRANTS TO  $0.75      12/22/00    A4       20,000         12/22/00 12/22/00  Common    20,000   (2)     105,001  D          N/A
   PURCHASE                                                                      Stock
 COMMON STOCK


Explanation of Responses:

(1)   Vesting schedule for options:
      2,500 shares -  immediately
      2,500 shares - 12/31/00
      2,500 shares - 12/31/01
      2,500 shares - 12/31/02


(2) Unit including a one year $100,000 promissory note at 12.68% per annum and warrants to purchase 20,000 shares of common stock was purchased for $100,000.


*Intentional misstatements or omissions of facts  constitute  Federal Criminal
Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



   /s/ THOMAS MANZ

  Signature of Reporting Person               Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.